787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

November 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation
(File No. 333-136504)

Dear Mr. Riedler:

On behalf of Virtual Radiologic Corporation, a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated November 5, 2007, to Dr. Sean Casey, Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 7 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * *

1.	Comment: Please explain to us how your sale of 4,000,000 shares of common stock at an estimated issuance price of $17.00 per share generates approximately $61.7 million in proceeds net of estimated underwriting discounts, commissions and $4.8 million in estimated offering expenses noted on page II-1.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

November 6, 2007

Response: The Company has revised the disclosure on page 33 of the Amendment in response to the Staff’s comment.

2(a).	Comment: Please revise your historical net tangible book value and per share amount to include only your common equity.

Response: The Company has revised the disclosure on page 36 of the Amendment in response to the Staff’s comment.

2(b).	Comment: Please explain to us how you determined your pro forma net tangible book value giving effect to the conversion of all outstanding shares of your preferred stock.

Response: We respectfully advise the Staff that the net tangible book value as of September 30, 2007 represents the amount of the Company’s total tangible assets less the amount of total liabilities and the Company’s Series A Cumulative Redeemable Convertible Preferred Stock, divided by the number of shares of common stock outstanding at September 30, 2007. We further advise the Staff that the pro forma net tangible book value as of September 30, 2007 represents the amount of the Company’s total tangible assets less the amount of total liabilities divided by the pro forma number of common shares after giving effect to the conversion of all outstanding shares of the Company’s Series A Cumulative Redeemable Convertible Preferred Stock into 3,626,627 shares of common stock.

2(c).	Comment: Please revise your table presentation to separately show the pro forma net tangible book value per share giving effect to the conversion of all outstanding shares of your preferred stock.

Response: The Company has revised the disclosure on page 36 of the Amendment in response to the Staff’s comment.

3.	Comment: Please reconcile for us the $18,600,469 total consideration contributed by existing stockholders to the $28,841,000 of paid-in capital on a pro forma basis presented in your capitalization table on page 34.

Response: We respectfully provide the Staff with the following reconciliation of the total consideration contributed by existing stockholders to the paid-in capital on a pro forma basis presented in the Company’s capitalization table on page 34 and also in the Company’s pro forma consolidated balance sheet as of September 30, 2007 on page F-4:

Total consideration existing stockholders	$18,600,469

Equity based compensation for independent contractor physicians	8,493,416
Equity based compensation for employees	523,947
Cashless exercises of stock options	(900,706)
Excess tax benefit from exercises of stock options	3,565,514
Offering costs of Series A Preferred Stock	(1,473,398)
Other	18,521

Pro forma additional paid-in capital as of September 30, 2007	$28,827,763

* * * * * * *

Should you have any questions regarding the foregoing or should you need further information, please call Daniel D. Rubino, Mark A. Cognetti or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Corby J. Baumann
Corby J. Baumann

cc:	Mark Brunhofer
Donald Abbott
Suzanne Hayes
Jennifer Riegel
Sean Casey, M.D., Virtual Radiologic Corporation
Richard J. Sandler, Davis Polk & Wardwell
Maurice Blanco, Davis Polk & Wardwell
Daniel D. Rubino, Willkie Farr & Gallagher LLP
Mark A. Cognetti, Willkie Farr & Gallagher LLP